FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                AMENDMENT NO. 1 TO

     Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                       for the period ended June 30, 2002

                          Vannessa Ventures Ltd.
                      Suite 1710, 1040 West Georgia Street
                  Vancouver, British Columbia, Canada V6E 4H1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:


                       Form 20-F  X   Form 40-F
                                 ----           ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.   Yes          No   X
            -----       -----

                                    FORM 6-K/A

           EXHIBIT INDEX                           EXHIBIT PAGE NO.
--------------------------------------             ----------------
1.First Quarter Report, 2003, for the
  period ended June 30, 2002 with USGAAP                   3

2.Amended-Restated Schedules B & C                        18
-------------------------------------------------------------------------------

                                                            QUARTERLY AND
British Columbia Securities Commission                      YEAR END REPORT
                                                            BC FORM 51-901F
                                                           (previously Form 61)

               INCORPORATED AS PART:   x   Schedule A
                                      ---  Schedule B and C
ISSUER DETAILS
--------------
Name of Issuer               For Quarter Ended          Date of Report
---------------------        -----------------          --------------
Vannessa Ventures Ltd.        June 30, 2002               02/08/29


Issuer's Address             Issuer's Fax No.       Issuer's Telephone No.
-------------------------    ----------------       --------------------
1710-1040 West Georgia St.    604-689-8907              604-689-8927
Vancouver, B.C., V6E 4H1

Contact Person               Contact's Position     Contact's Telephone No.
---------------              ------------------     ----------------------
Manfred Peschke              President                  604-689-8927

Contact Email Address        Web Site Address
---------------------        ----------------
vannessa@direct.ca           vannessaventures.com


                                  CERTIFICATE
                                  -----------

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided toany shareholder who requests it.

Director's Signature         Print Full Name       Date Signed
--------------------         -----------------     -----------

MANFRED PESCHKE              MANFRED PESCHKE        02/08/29
--------------------         -----------------     -----------


Director's Signature         Print Full Name       Date Signed
--------------------         ---------------      -----------
GEORGE CHAPEL                GEORGE D. CHAPEL       02/08/29

                             Vannessa Ventures Ltd
                      Consolidated Interim Balance Sheets
                        June 30, 2002 and March 31, 2002
                      (Unaudited - Prepared by Management)


                                                 (in Canadian dollars)
                                                 June 30,      March 31,
                                                 2002          2002
                                                -----------   ----------
A S S E T S
-----------
Current assets
  Cash and term deposits                      $   374,521     $1,422,545
  Accounts receivable                             115,007        104,604
  Prepaid expenses                                104,589        191,336
                                                -----------   ----------
                                                  594,117      1,718,485

Capital assets (Note 4)                           901,003        902,299

Mineral property interests (Note 5)              9,532,87      8,927,531
                                                -----------   ----------
                                            $  11,027,991    $11,548,315
                                               ============  ===========
L I A B I L I T I E S

Current liabilities
  Accounts payable (Note 7)                  $  1,022,811    $ 1,147,421

  Bank loan                                             -        326,667
                                                -----------   ----------
                                                1,022,811      1,474,088
                                                -----------   ----------

S H A R E H O L D E R S'  E Q U I T Y

Share capital (Note 6)                         28,593,245     27,504,745
Deficit                                       (18,588,065)   (17,430,518)
                                                -----------   ----------
                                               10,005,180     10,074,227

                                            $  11,027,991     11,548,315

APPROVED BY THE DIRECTORS

Manfred Peschke
-------------------------
Manfred Peschke, Director


George Chapel
----------------------
George Chapel, Director

                           - See Accompanying Notes -

Vannessa Ventures Ltd
Consolidated Interim Statement of Operations and Deficit
Three months ended June 30, 2002 and 2001
(Unaudited - Prepared by Management)

                                                    (in Canadian dollars)
                                                    June 30,     June 30,
                                                      2002         2001
                                                    --------     --------
Administrative expenses
  Amortization                                  $     5,585  $     7,839
  Automotive                                          1,936        1,368
  Bank charges and interest                           5,597        3,700
  Consulting                                         38,241       10,524
  Interest                                                -       36,720
  Investor relations (Note 8)                       498,436       87,305
  Management fees                                    28,440       31,860
  Office and miscellaneous                           17,082       10,275
  Office wages and services                          31,650       22,505
  Professional fees                                   9,271        8,724
  Rent                                               19,716       23,284
  Telephone                                          11,595        9,129
  Transfer agent and listing fees                    16,445        1,932
  Travel and accommodation                           25,706       47,419
                                                   --------     --------
                                                   (709,700)    (302,584)
                                                   --------     --------
Other items
  Impairment charges of mineral property            (92,259)     (42,044)
  interests
  Period expenses - Las Cristinas (Note            (381,840)           -
  5(d)(iv))
  Interest income                                    26,252        7,400
                                                   --------     --------
                                                   (447,847)     (34,644)
                                                   --------     --------
Loss from operations                             (1,157,547)    (337,228)
Deficit - beginning of period                   (17,430,518) (10,997,805)
Deficit - end of period                       $ (18,588,065)$(11,335,033)
                                                ============  ===========
Loss per share (Note 2(f))                    $       (0.02)  $    (0.01)
                                                   --------     --------
Weighted average shares outstanding              48,043,166   31,919,038
                                                ============  ===========


                        - See Accompanying Notes -

                             Vannessa Ventures Ltd.
                  Consolidated Interim Statement of Cash Flows
                   Three months ended June 30, 2002 and 2001
                      (Unaudited - Prepared by Management)

                                                   (in Canadian dollars)
                                                   June 30,    June 30,
                                                     2002        2001
                                                 ----------   -----------
CASH FLOWS PROVIDED BY (USED FOR):
  Operating activities
  Loss from operations                          $(1,157,547)  $ (337,228)

  Add: non-cash items
     Amortization                                     5,585        7,839
     Impairment of mineral property interests        92,259       42,044
                                                 ----------   -----------
                                                 (1,059,703)    (287,345)

  Net changes in other non-cash operating
  accounts
     Accounts receivable                            (10,368)      (8,090)
     Prepaid expenses                                86,752        6,630
     Accounts payable                              (110,225)     (97,365)
                                                 ----------   -----------
                                                 (1,093,544)    (386,170)
                                                 ----------   -----------
  Investing activities
  Purchase of capital assets                         (4,290)    (207,122)

  Mineral property interests                       (832,863)  (1,352,205)
                                                 ----------   -----------
                                                   (837,153)  (1,559,327)
                                                 ----------   -----------
  Financing activities
  Share issued for cash                           1,088,500            -

  Contributed by joint venture partner (net of      120,840      556,204
  finder's fee)
   Bank loan                                       (326,667)           -
                                                 ----------   -----------
                                                    882,673      556,204
                                                 ----------   -----------

(DECREASE) IN CASH                               (1,048,024)  (1,389,293)


CASH - BEGINNING OF PERIOD                        1,422,545    7,269,303
                                                 ----------   -----------
CASH - END OF PERIOD                            $   374,521  $ 5,880,010
                                                 ==========  ============


                            - See Accompanying Notes -

1.  OPERATIONS
    ----------
The Company is engaged in the acquisition, exploration and development of mineral interests.

Funding for operations is raised primarily through public and private share offerings. Future operations are dependent on the Company's ability to raise sufficient funding through share offerings, debt, or profitable operations to support current and future expenditures.

The Company maintains both exploration stage and development stage mineral property interests internationally. To continue exploration programs, maintain property interests and bring development projects into commercial production, the Company will need to raise additional funding.

2. SIGNIFICANT ACCOUNTING POLICIES
   -------------------------------

   a) Consolidation
      -------------
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

All significant inter-company transactions and balances have been eliminated upon consolidation

   b) Amortization
      ------------
Capital assets are recorded at cost. Amortization of assets in use is provided at the following annual rates:

           Aircraft                                25% Declining balance
           Computer equipment                      30% Declining balance
           Computer software                      100% Straight line
           Mining equipment                        20% Declining balance
           Office furniture and equipment          20% Declining balance
           Vehicles                                30% Declining balance

Assets are amortized at one-half these rates in the year of acquisition.

Amortization of capital assets dedicated to specific mineral property development programs is charged at the above rates and methods and capitalized to the related mineral property until such time as commercial production occurs. Upon commercial production, dedicated assets are amortized either over their useful life or on a units of production basis.

  c) Foreign exchange
     ----------------
Balance sheet items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the period.

Realized gains and losses from foreign currency transactions are charged to income in the period.

Unrealized gains and losses are deferred in the accounts and amortized over their expected life.

  d) Mineral property interests
     --------------------------
The Company is in the process of exploring and developing its mineral property interests. None of the Company's mineral property interests have reached a stage of commercial production.

Costs incurred for exploration and development are capitalized together with the cost of acquisition until such time as a property is in commercial production, sold or abandoned.

Capital assets which are dedicated to specific properties are capitalized together with the property to which they relate.

Carrying values as reported on the balance sheet may not necessarily, nor are they intended to, reflect present or future value. Recovery of costs is dependent upon future commercial success or proceeds from disposition of the mineral interests.

The Company holds all of its mineral property interests outside of Canada. Exploration and development expenditures are deferred and are charged to a specific mineral properties if identifiable. Where an area of interest is defined encompassing multiple properties with common geographical and exploration characteristics, costs are prorated on a systematic basis over the properties in the identified area. Where a specific interest within an area of interest is abandoned, the accumulated acquisition and deferred costs relating to that interest are either reallocated to the remaining interests in the area or written off directly if identifiable.

The Company reviews the carrying value of its mineral property interests on a periodic basis for impairment.

If an entire area of interest is abandoned or sold, all of the costs associated with the area are written off.

Proceeds on dispositions of partial mineral interests and recoveries from bulk sampling during exploration are credited as a reduction of carrying costs. No profit or loss is realized until all of the related costs have been offset by disposition proceeds. If a mineral property or area is placed into commercial production, accumulated costs to production will be amortized on the units of production method.

  e) Administrative costs
     --------------------
 Administrative costs not directly associated with mineral properties are recognized as period costs and are expensed in the period incurred.

  f) Loss per share
     --------------
 Loss per share is calculated on the basis of the weighted average number of shares outstanding during the year. Diluted loss per share has not been presented as it would be anti-dilutive.

  g) Use of estimates
     ----------------
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization. Financial results as determined by actual events could differ from those estimates.

The carrying value of mineral property interests is based on costs incurred for management's estimate of net recoverable value. The recorded amount may not necessarily reflect actual recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to achieve commercial production.

  h) Financial instruments
     ---------------------
The Company holds short-term interest bearing term deposits with interest at current market rates. Accordingly, the fair market value of these investments are approximately their carrying amount.

Other financial instruments include accounts receivable and accounts payable. There are no significant differences between the carrying amounts of these instruments and their estimated fair value.

  i) Risk management
     ---------------
The Company's largest non-monetary assets are its mineral property interests in Brazil, Costa Rica, Guyana and Venezuela. The Company could accordingly be at risk for foreign currency fluctuations and developing legal and political environments.

The Company does not maintain significant cash or other monetary assets or liabilities in these countries. The Company relies on local consultants for the management of its exploration activities and for legal and accounting matters.

  j) The liability method of tax allocations is used in accounting for income taxes. Under this method and enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows. Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions. In the case of unused tax losses, foreign resource expenditure pools, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

The criteria for recording future income tax benefits resulting from available unutilized tax losses carried forward and expenditure pools have not been met, no future income tax asset has been recorded in these financial statements.

  k) Stock based compensation
     ------------------------
The Company has not recorded any stock based compensation in the current year. New accounting guidelines under CICA Handbook section #3870 became effective for years commencing on or after January 1, 2002 which will require the Company to disclose and record the fair value of certain stock based compensation and rights.

     l) Included in cash is an amount of $95,000 held by the bank as a guarantee in favour of the Guyana Geology and Mines Commission. The guarantee expires on September 21, 2002.

3. BUSINESS COMBINATION

On July 13, 2001, the Company acquired all of the issued and outstanding shares of Vannessa Venezuela C.A. ("VV") (formerly Placer Dome de Venezuela C.A.) (See
Note 4(d)(iv) The sole asset of VV is a 95% owned Venezuelan subsidiary Minera de Las Cristinas S.A. ("Minca"). The current board of directors of Minca is comprised of three members representing Vannessa and two members representing "CVG". The acquisition was accounted for at cost using the purchase method. No minority interest has been recorded as Minca is in a deficit position. The operations of the acquired subsidiaries have been included in these consolidated financial statements from the date of acquisition July 13, 2001 to March 31, 2002. Under Canadian generally accepted accounting principles (GAAP) the assets and liabilities of the acquired company are valued at their market value and allocated based on consideration paid in the consolidated accounts of the acquirer. The net assets acquired and purchase price assigned upon acquisition were recorded as follows:

    Tangible assets acquired:

   Cash                                   $ 1,976,132
          Accounts receivable                 284,708
          Prepaid expenses                     68,083
                                            ---------
                                            2,328,923

    Less: liabilities assumed              (2,441,403)
                                            ---------
    Net deficiency                            112,480
    Purchase  consideration per agreement         155
    $100 U.S.
    Legal costs relating to acquisition        10,000
                                            ---------
    Assigned to mineral property interests  $ 122,635
                                            =========

Upon acquisition, the balance sheet of Minca showed cumulative costs in respect of the Las Cristinas project of $171,446,796 U.S., direct subordinated liabilities to Placer Dome and affiliated companies of$162,821,451 U.S., and shareholder loans of $22,176,385 U.S. due to the 5% minority shareholder (CVG) (Note 4 (d) (iv)). The shareholder loan payable to CVG is a subordinated loan recorded in prior years by Minca relating to technical surveys provided by CVG.

Under the acquisition agreements, Vannessa acquired the debt obligation to Placer Dome and affiliates for $50 U.S. The shareholder loans to the minority shareholder were not extinguished. This loan from CVG is non-interest bearing and will only be paid by the Company upon meeting the following conditions:

 - Once Minca has fully paid the Placer Dome debts acquired by the Company

 - Once Minca has paid dividends to its shareholders in an amount equivalent to the paid up capital amount of all shares outstanding In accounting for the cost of the share purchase of Minca, no value has been assigned to the CVG debt as management feels the circumstances under which the debt to CVG will be repaid are not likely to occur based on matters outlined in Note 4 (d)(iv). In the event the Company in the future determines repayment is likely, the liability will be recorded and accounted for as additional consideration assigned to the Las Cristina mineral concession.

4.  CAPITAL ASSETS
                                                             March 31
                                       June 30, 2002         2002
                                ----------------------------  --------
                                               $                 $
                                             Accumu-
                                    Cost     lated
                                             Amortiza
                                             tion       Net      Net
    Assets in use:              ----------------------------  --------
    Computer equipment             42,976    24,314   18,662   17,394
    Computer software              32,141    24,046    8,095   10,793
    Office furniture and          196,686   100,082   96,604   96,468
    equipment
    Mining equipment              888,873   595,060  293,813  293,815
    Automotive equipment          296,955   160,682  136,273  136,273
                                ----------------------------  --------
                                1,457,631   904,184  553,447  554,743
    Assets not in use:
    Aircraft                      118,497         -  118,497  118,497

    Mining equipment              199,363         -  199,363  199,363

    Automotive equipment           29,696         -   26,696   29,696
                                ----------------------------  --------
                                  347,556         -  347,556  347,556
                                ----------------------------  --------
                                1,805,187   904,184  901,003  902,299
                                =========   =======  =======  ========

Amortization of the aircraft, mining equipment and vehicles has not been recorded in the current period as they were not put into use. Assets not in use are being held for future use. Management is of the opinion net recoverable value of these assets exceeds carrying value.

5.  MINERAL PROPERTY INTERESTS

The Company has capitalized the following amounts in relation to its mineral property interests:
                                                                   March 31
                                      June 30, 2002                  2002
                                            $                          $
                            ------------------------------------   ---------
                              Acquisition  Exploration
                              costs        expenditures  Total       Total

                            ------------------------------------   ---------
a) Brazil
   ------
   i) Trombetas/Santa Rosa  1,255,073      1,341,739   2,596,812   2,413,776
  ii) Parima                   40,657         13,593      54,250      40,657
                            ------------------------------------   ---------

                            1,295,730      1,355,332   2,651,062   2,454,433
                            ------------------------------------   ---------
       Less: impairment    (1,255,073)    (1,355,332) (2,610,405) (2,413,776)
                            ------------------------------------   ---------
                               40,657              -      40,657      40,657

b) Costa Rica
   ----------
   i) Industrias Infinito   1,919,322      2,034,473   3,953,795   3,568,225
  ii) Cutris, Alajuela         43,731              -      43,731      43,731
                            ------------------------------------   ---------
                            1,963,053      2,034,473   3,997,526   3,611,956
c) Guyana
   ------
   i)  Maple Creek Mine
       Development          4,139,949              -   4,139,949   3,909,739
       Less: contributed                           -
       by joint venturer   (2,999,304)                (2,999,304) (2,999,304)
                            ------------------------------------   ---------
                            1,140,645              -   1,140,645     910,435
                            ------------------------------------   ---------
  ii)  Potaro concessions      54,378      2,778,583   2,832,961   2,736,941
                            ------------------------------------   ---------
 iii)  Marudi Mountain         84,000        451,436     535,436     526,626
       Less: contributed
       by joint venture             -       (120,840)   (120,840)          -
       partner
                               84,000        330,596     414,596     526,626
                            ------------------------------------   ---------
  iv)  Reconnaissance area    218,557        377,774     596,331     590,761
                            ------------------------------------   ---------
                            1,497,580      3,486,953   4,984,533   4,764,763
                            ------------------------------------   ---------
d)  Venezuela
    ---------
    i) La fe                  563,628        735,246   1,298,874   1,209,442
   ii) Yuruan                 123,415        363,790     487,205     487,205
  iii) Kilometre 88           215,208        504,934     720,142     720,142
                            ------------------------------------   ---------
                              902,251      1,603,970   2,506,221   2,416,789
       Less: impairment      (402,251)    (1,603,970  (2,006,221  (1,916,789
                            ------------------------------------   ---------
                              500,000              -     500,000     500,000
   iv) Las Cristinas           10,155              -      10,155      10,155
                            ------------------------------------   ---------
                              510,155              -     510,155     510,155
                            ------------------------------------   ---------
                            4,011,445      5,521,426   9,532,871   8,927,531
                            ====================================   =========

 a)  Brazil

       i)  Trombeta/Anaua/Santa Rosa

The Company abandoned its interest in certain mineral concessions known as the Trombetas, Anaua, and Santa Rosa concessions in Brazil.

In the prior year, after a review of exploration activities, based on conditions and company plans, management recorded an impairment charge to reduce the carrying value of its interests in Trombetas/Anaua/Santa Rosa to nil.

  ii) Parima

The Company entered into an agreement in October, 1996 for the acquisition of up to an 85% interest in 15 concessions located in the Serra Parima region of the State of Roraima, Brazil.

By making a cash payment of $40,657 ($30,000 U.S.), the Company acquired the right to enter into a formal option agreement. The 15 concessions are situated in a region currently closed to mining.

The Brazilian government lifted certain mining restrictions and state government institutions are in the process of changing their laws to accommodate mining activity. The Company, together with the Vendor, will endeavour to secure necessary mining and development permits. Once permits are secured, the Company will enter into a formal agreement with the Vendor to earn up to an 85% interest in 15 concessions located in the Serra Parima region of the State of Roraima.

          As at the period end, the region is still closed to mining.

b)  Costa Rica

    i)  Crucitas Gold Project

In May 2000, the Company signed an agreement to acquire a 100% interest in 10 mining concessions in the Crucitas Gold Project located in northern Costa Rica.

       Consideration for the acquisition was as follows:

             A cash payment of $25,000 (paid)             $   25,000

             Issuance  of 250,000 common shares  of  the
             Company  at  a  price of  $1.15  per  share     287,500
             (issued)

             Payment  of certain payables of the  vendor
             not exceeding $499,606 U.S.                     619,976

             Assumption  of the vendor's requirement  to
             pay  staged acquisition payments  totalling
             $1,000,000  U.S.  payable  in  five  annual
             instalments of $200,000 U.S. with  interest     618,000
             on the outstanding amount calculated at 6% semi-annually. Paid to date $400,000 U.S.
             (See Note 9).

             Interest paid to date                            70,320

             Payment of a finder's fee of 80,000  common
             shares  of the Company at a price of  $1.15      92,000
             per share (issued)

             Legal and other fees relating to the             23,626
             acquisition

             Payment of a net smelter royalty of 1% on
             all production from start-up to a maximum             -
             of $20 million U.S.
                                                        $  1,736,422

The Company has developed the property to a stage where full production is intended. The Company, as at the audit report date is awaiting receipt of an environment permit. On June 7, 2002, the Government of Costa Rica announced a proposed decree for a national moratorium on open pit mining.

The proposed decree states any rights legally acquired prior to the proposed decree will be respected. The Company holds exploitation rights with approvals prior to the proposed decree. The environmental permit has not been issued. The proposed decree has resulted in unanticipated delays in commencement of production. Management and legal counsel are of the opinion the Company will be able to commence production, or in the alternative, be entitled to compensation.

As at June 30, 2002 there is uncertainty as to the effects of the proposed decree on the Company's ability to commence production. The Company is not able to determine at this time, the ultimate impact of the moratorium. Management is of the opinion no impairment in value has occurred. Should any impairment in value be determined, such impairment will be recorded in the period of determination.

 ii) Cutris, Alajuela

In February, 2002 an agreement was signed by the Company's wholly owned subsidiary, Industrias Infinito, S.A. for an option to acquire three properties for a total price of $550,000 US. The agreement required Infinito to pay a non-refundable deposit of $43,751 ($27,500 US). The properties are located in Cutris, in the province of Alajuela and is approximately 412 hectares in size.

    c)  Guyana

    i)  Potaro District

       Maple Creek Mine Development

       The Company entered into a joint venture agreement in February, 2000 (amended March, 2000), as follows:

To develop and mine two of the Company's properties located in the Potaro Mining District #2 through a newly formed operating company, Vanarde Mining Inc. ("Vanarde");

The Company agreed to assign 100% of its mining rights of the two properties to the joint venture in return for 60% of the outstanding shares of Vanarde;

The joint venture partner ("JVP") agreed to contribute a total of $2.2 million U.S. to the Company to provide funds for the acquisition of capital assets and operating infrastructure.

JVP has the right to acquire 100% of all diamonds recovered at values appraised independently;

The Company and JVP agree to the initial distribution of net profits as to 60% to JVP to a maximum of $2.2-million U.S., 20% to the Company, and 20% to be re-invested;

After the threshold of $2.2 million U.S. has been paid to JVP, the net profits of Vanarde will be distributed according to respective shareholdings;

The Company's joint venture partner has the first right of refusal to participate in the development of an adjacent mining property in the same district as the property in a) above.;

Pursuant to this agreement, advances totalling $2,999,304 Cdn. have been received from the joint venture partner, net of finders' fees. This advance was designated to acquire specific capital assets and to undertake exploration programs. Accordingly, for accounting purposes, capital assets acquired have been allocated to the mine development and advances have been recorded as a recovery of exploration and development expenditures.

No gain has been recognized by the Company on effective transfer to its joint venture partner of 40% of the mining rights as the Company can only recover its investment through future mining profits or proceeds from disposition.

Upon commencement of commercial production the accumulated acquisition and exploration costs will be amortized based on production and profit distribution.

       Potaro concessions
       ------------------
The Company entered into several agreements in prior years to acquire a 100% interest, subject to royalties, in mineral permits and concessions located in the Potaro Mining District #2.

Consideration for the acquisition of these permits and concessions was as follows:

          45 permits and concessions for $29,000 U.S.        $  42,828
          (paid 0

          Finder's fee of 15,000 common shares at a price       11,550
          of $0.77 per share (issued)                        =========
                                                             $  54,378

    ii)  Marudi Mountain
         ---------------
In December 1998, the Company signed a letter of agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in southern Guyana.

       Consideration for the acquisition is as follows:

          200,000 common shares at a price of $0.40 per      $  80,000
          share (issued)
          Providing the agreement continues in good standing, the Company will issue 50,000 shares annually to the vendor for a maximum of five years

          A finder's fee of 10,000 shares at a price of          4,000
          $0.40 per share (issued)

          A commitment to keep the interest in good                  -
          standing

          Assumption of the vendor's net profit
          participation obligation when the interest goes            -
          into production

          $10.00 U.S. per ounce of gold production                   -
                                                             =========
                                                             $  84,000

    iii)  Reconnaissance area
          -------------------
Effective October, 1998, the Company through its wholly owned subsidiary Vannessa (Guyana) Inc., was granted by the Government of Guyana the exclusive right for two years to occupy and conduct geological and geophysical surveys for all minerals in an area in southern Guyana encompassing approximately five million acres.

Non-refundable fees paid for the granting of the initial reconnaissance rights totalled $218,557 (150,000 U.S.). These fees have been capitalized as acquisition costs.

Upon completion and analysis of the program, management will determine how the costs are to be allocated to properties. Management feels there has been no impairment in the carrying value at June 30, 2002.

    d)  Venezuela
        ---------
    i)  La Fe

In agreements dating from January 1994 through October 1995, a subsidiary of the Company acquired the mining rights and license for the gold and diamond deposits in the area known as La Fe located in Bolivar State, Venezuela.

       Consideration for the acquisition was as follows:

          100,000 common shares at $0.60 per share (issued)  $  60,000

          Cash paid                                            445,000

          Land survey fees paid                                 40,620

          A finder's fee of 200,000 shares at a price of        32,000
          $0.16 per share (issued)

          Less: recoveries                                      (13,992
                                                             ==========
                                                             $  563,628

    ii)  Yuruan
         ------
In April 1997, the Company entered into an agreement for the acquisition of the mining license for the Yuruan Concession located in the Kilometre 88 District, Venezuela.

       Consideration for the acquisition was as follows:

          Cash per letter agreement                          $  65,000

          Costs incurred to maintain legal standing             58,415
                                                             =========
                                                             $ 123,415
    iii)  Kilometre 88
          ------------
In June 1999, the Company entered into a purchase agreement to acquire 100% of all the shares of four companies which own 100% of 18 mineral concessions located in the Kilometre 88 District, Bolivar State, Venezuela.

       Consideration for the acquisition was as follows:

          250,000 common shares at a price of $0.75 per      $  187,500
          share (issued)
          Cash $50,000 U.S. (paid)                               74,524
          Other net assets recovered                            (46,816)
                                                             ===========
                                                             $  215,208

The vendor retains a 10% carried interest in the mining rights to the properties up to feasibility and on completion of the feasibility study, the vendor will have the option to participate in the development of a mine by paying for 10% of the development cost, or to convert its interest to a 3.5% net smelter return.

The Company has the option to purchase the residual interest held by the vendor for $3.00 U.S. per ounce from production provided the Company exercises its option within 180 days of completion of the feasibility study.

The Company has grouped properties i), ii) and iii) as an area of interest. In the prior year, after review of company plans and Venezuelan operations, management recorded an impairment charge reducing the carrying value of the three concessions to an estimated recoverable value of $500,000 Cdn.

    iv)  Las Cristinas
         -------------
         Acquisition

By agreements dated July 13, 2001, as amended, the Company acquired through a newly incorporated subsidiary, Vannessa Holdings Corp. (Barbados), all of the issued and outstanding shares of Vannessa Venezuela C.A. ("VV") (formerly Placer Dome de Venezuela C.A., a Venezuelan holding company owned by Placer Dome Inc. VV owns 95% of the shares of Minera las Cristinas C.A. ("Minca").

The remaining 5% of Minca shares are owned by Corporation Venezuelan de Guyana ("CVG"), a company controlled by the Venezuelan state government body responsible for mining concessions in Bolivar State, Venezuela. CVG holds rights to acquire up to an additional 25% in Minca.

Under the agreement, Vannessa (Barbados) has granted Placer Dome a participation in future revenues derived from sales of gold and copper ranging between 1% and 5% depending on the price of gold and equity percentage held by Vannessa.

The agreement also provides Placer Dome certain irrevocable option rights to repurchase the shares of VV in the event of acts of default, lack d diligence or financial capacity. Vannessa has granted a security mortgage to Placer Dome over the shares of VV in support of the participation and repurchase rights.

The agreement further provides Placer Dome with rights of first refusal and a share purchase option allowing Placer Dome to repurchase the shares of VV by paying Vannessa the greater of fair market value of post-acquisition, tangible capital property subject to independent determination and the book value of all post-acquisition costs incurred by Vannessa directly or indirectly, plus 10%.

Vannessa has pledged the shares of VV under a collateral mortgage to Placer Dome in support of obligations in respect of the revenue interest and repurchase options to Placer ome.

Consideration under the agreement for the purchase of VV was $100 U.S. (see
Note 2) including certain back in rights to Placer Dome (see below).

At the time of acquisition, Minca held certain rights to mineral concessions known as Las Cristinas 4, 5, 6 and 7 in the Kilometre 88 area in the State of Bolivar.

Placer Dome Inc., through its subsidiaries had, since 1999 principally, funded Minca to conduct extensive exploration and development programs to identify gold reserves, develop mining feasibilities and development programs for the concessions.

Vannessa continues to fund ongoing expenditures relating to its interest in Las Cristinas which are expensed as period expenses. Expenses incurred in the period were as follows:

          General administration         $ 183,240
          Legal                            156,400
          Public relations                  42,200
                                         $ 381,840

       Title dispute and legal proceedings

On July 14, 2001, CVG notified Placer Dome it did not recognize the transfer alleging such transfer was not permitted under Minca's charter and agreements between CVG and Minca without CVG's consent.

Minca has replied to CVG alleging no breach of agreement.

Since August 2001, CVG board members have refused to recognize Vannessa's status in Minca and have not attended meetings or acted on corporate matters.

In November 2001, the Venezuelan government cancelled the mining rights held by Minca and took possession of the properties.

A number of legal applications, proceedings and jurisdiction disputes have arisen between the Vannessa, CVG and government authorities over concessions including prior and continuing claims over title by an unrelated company Inversora Mael C.A. ("Mael") to the rights for concessions 4 and 6.

     Minca is claiming:

i) CVG and other government authorities had no basis contractually or in law to cancel Minca's rights to the concessions without an independent arbitration process ii) Certain decrees, court applications and government decisions to extinguish Minca's rights, or grant possible rights to another company are either inappropriate, contrary to agreements and rights granted to Minca, or without legal status.

iii) It has or should have continuing rights to the concessions including concessions 4 and 6.

The Company has retained legal council locally and internationally to initiate proceedings and protect its claim for rights to the concessions. As at the date of the audit report, legal proceedings and applications in process in relation to Minca's rights to the concession include:

On January 18, 2002 Minca commenced a constitutional protection action to appeal the decision issued by CVG to cancel Minca's rights to the concessions. On March 20, 2002 the First Court of Administrative Appeals declared the appeal to be inadmissible. Minca appealed this decision to the Supreme Court of

Justice. As at the audit report date a decision on the appeal had not been rendered.

On March 6, 2002 the Venezuelan Ministry of Energy and Mines ("MEM") issued resolution #035 to re-assume full rights over ownership of the extinguished Las Cristinas gold concessions. Also, on March 2, 2002 MEM issued resolution #036 to extinguish Minca's concessions for alluvial and vein copper.

On April 18, 2002 Minca filed an appeal with MEM seeking to void resolution #
036. MEM has not decided on the appeal as at the audit report date.

On May 2, 2002 Minca judicially notified CVG and MEM of its intention to invoke the arbitration proceedings specified in the agreement. The request for formal arbitration was filed with the Supreme Court of Justice on May 30, 2002.

On May 3, 2002 Minca filed a judicial appeal to nullify the appeal decision relating to the CVG declarations. This claim was admitted on June 19, 2002 for future hearing. As at the audit report date the appeal had not been heard.

On May 7, 2002 a Presidential decree was published in the Official Gazette of the Bolivarian Republic. The decree reserved to the National Executive through MEM the rights to gold from the Las Cristinas region.

On May 3, 2002 Minca filed an appeal to the Supreme Court to judicially nullify resolution #035 in respect of Minca's rights to the gold from the concessions. As at the audit report date, the Supreme Court of Justice had not issued a ruling on the appeal.

On May 15, 2002 (amended June 27, 2002) Minca filed an appeal to the Supreme Court of Justice to nullify the Presidential decree. On July 15, 2002 the appeal was admitted for hearing at a future date. As at the audit report date, the appeal had not been heard.

Substantial uncertainty exists as to the ultimate resolution of Minca's rights and title issues. There also is considerable uncertainty as to the scope of future costs and as to the ultimate outcome of the disputes.

Management and legal councel are of the opinion the actions taken to extinguish Minca's rights and status in respect of the concessions was taken inappropriately, and that Minca will successfully regain its rights and title. The dispute is likely to be protracted and may take several years to resolve.

The current political and economic climate in Venezuela may create further impediments to expeditious resolution of these issues.

6.  SHARE CAPITAL
                                 June 30, 2002          March 31, 2002
                                 #shares     $          #shares      $
                             ---------------------     ----------------------
Authorized - 100,000,000
 common shares without par value

Issued
 Beginning of period         47,643,853  27,504,745   46,123,795   26,070,795
 Private placement a)           300,000     600,000      780,000      780,000

Options exercised  b)           507,500     488,500      717,500      633,950
Mineral properties                    -           -       50,000       20,000
Escrow shares cancelled               -           -      (27,120)           -
                             ----------------------    ----------------------
 End of period               48,451,353  28,593,245   47,643,853   27,504,745

During the year the Company issued the following shares:

    a) Pursuant to a non-brokered private placement, 300,000 common shares were issued at a price of $2.00 per share.

    b) Stock options totaling 507,500 were exercised at prices ranging between $0.95 and $0.96 per share.

During the period, the Company entered into transactions relating to stock options and warrants as follows:

                                       Options     Warrants
                                      ---------    --------
    Balance, beginning of period      2,117,500    780,000
    Granted during the period                 -          -
    Exercised                           507,500          -
    Expired                                   -          -
                                      ---------    --------
    Balance, end of period            1,610,000    780,000
                                      =========    ========

As at period end, the Company had share purchase options outstanding to directors and employees as follows:

                 Outstanding    Exercise price     Expiry date
                 -----------    --------------     -----------
                   150,000     $ 0.98 per share    April 1, 2004

                   115,000     $ 0.96 per share    May 17, 2005

                 1,345,000     $ 0.95 per share    July 24, 2006
                ===========
                 1,610,000

7.  RELATED PARTY TRANSACTIONS

Accounts payable includes an amount due of $17,100 (March 31,2002 - $17,100) to a company controlled by a Director of the Company.

During the period, the Company incurred expenditures for management fees, consulting, administrative services and certain fixed expenses totaling $82,474 (2001 - $52,900) from companies in which two Directors have an interest.

The above total expense includes a management agreement entered into on April 1, 1999 with a company controlled by a Director for the provision of management, administrative services and certain fixed expenses in Canada and Venezuela at $11,375 U.S. per month. The agreement continues from year to year until such time as notice of termination is given by either party.

Related party transactions have been recorded at their exchange amount.

8. INVESTOR RELATIONS

During the period, the Company incurred the following expenditures relating to investor relations:

    Investor relations contract     $  77,650
    Brochure printings                177,769
    Material mailings and postage     154,000
    Consulting                         67,800
    Miscellaneous                      21,217
                                    ---------
                                    $ 498,436
                                    =========

Subsequent   to  June  30,  2002,  all  existing  investor   relations
contracts expired and were not renewed.

9.  SEGMENTED INFORMATION
                                                June 30,     March 31,
                                                 2002        2002
                                               ---------    ----------
Identifiable assets by geographic location:

         Canada                             $   562,200    $ 1,687,800
         Brazil                                 100,744        100,744
         Costa Rica                           4,375,322      3,989,746
         Guyana                               5,278,956      5,059,150
         Venezuela                              710,769        710,875
                                               ---------    ----------
                                            $11,027,991    $11,548,315
                                             ============= ============
10. SUBSEQUENT EVENTS

Subsequent to June 30, 2002, the Company:

a) Granted 1,670,000 stock options to directors and employees at an exercise price of $0.95 per option. These options expire on July 4, 2007.

b) Completed a non-brokered private placement of 1,700,000 units at a price of $0.90 per unit for total proceeds of $1,530,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $1.06 per share for a period of two years.

c) Completed a non-brokered private placement of 2,000,000 units at a price of $0.71 per unit for total proceeds of $1,420,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.71 per share for a period of two years. A finder's fee of 5% is payable to a non-related third party.

11. COMMITMENTS

The Company has signed a lease agreement for its office premise in Vancouver, Canada requiring total minimum lease payments of $74,500. The lease expires on July 31, 2002.

12. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with current presentation.

13. RECONCILIATION  OF  CANADIAN  TO  UNITED  STATES  GENERALLY   ACCEPTED
ACCOUNTING PRINCIPLES

These financial statements are prepared using Canadian Generally Accepted Accounting Principles ("GAAP") which do not differ materially from United States GAAP with respect to accounting policies and disclosures in these financial statements except as set out below:

a) Under U.S. GAAP deferred exploration costs and acquisition costs which have been deferred in the accounts under Canadian GAAP would be recorded as period expenses where full unrestricted exploitation or extraction rights are not established or if the Company is not able to determine value for purposes of performing an impairment analysis.

The Company has not established or applied for full exploitation rights on mineral interests nor are mineral interests sufficiently advanced to determine value. Accordingly, for U.S. GAAP purposes the costs deferred under Canadian GAAP have been expensed in the periods incurred. Capital assets dedicated to exploration and development activities are categorized under Mineral Property Interests and are capitalized for U.S. GAAP purposes.

 If accounting principles generally accepted in the United States were followed, the effect on the consolidated statement of operations, balance sheet items, and statement of cash flows would be:

                                                      2002        2001           2000
                                                        $            $             $
                                                  -----------  -----------   -----------
Statement of Operations
     Net loss - Canadian GAAP                     (1,157,547)    (337,228)     (262,679)
     Adjustment for deferred exploration costs      (375,131)    (440,417)   (1,618,073)
                                                  -----------  -----------   -----------
     Net loss - U.S. GAAP                         (1,532,678)    (777,645)   (1,880,752)
                                                  -----------  -----------   -----------
     Weighted average number of shares
     outstanding - U.S. GAAP                      47,432,787   31,281,539    31,282,730
                                                  ===========  ===========   ===========
     Loss per share  - U.S. GAAP                       (0.03)       (0.02)        (0.06)
                                                  -----------  -----------   -----------
Balance Sheet items
     Shareholders' equity - Canadian GAAP         10,005,180   14,735,763    10,513,886
     Adjustment for deferred exploration costs    (5,392,924)  (5,696,490)   (7,601,794)
                                                  -----------  -----------   -----------
     Shareholders' equity - U.S. GAAP              4,612,256    9,039,273     2,912,092
                                                  -----------  -----------   -----------
     Resource property interests - Canadian GAAP   9,532,871    7,662,898     7,601,794
     Adjustment for deferred exploration          (5,392,924)  (5,696,490)   (7,601,794)
                                                  -----------  -----------   -----------
     Resource property interests - U.S. GAAP       4,139,947    1,966,408             -
                                                  ===========  ===========   ===========
Statements of cash flows
Operating activities - Canadian GAAP              (1,093,544)    (386,170)      553,876
Adjustment for exploration costs                    (375,131)    (440,417)   (1,618,073)
                                                  -----------  -----------   -----------
Operating activities - U.S. GAAP                  (1,468,675)    (826,587)   (1,064,197)
                                                  -----------  -----------   -----------
Investing activiies - Canadian GAAP                 (837,153)  (1,559,327)   (1,258,229)
Adjustment for exploration costs                     375,131      440,417     1,238,575
                                                  -----------  -----------   -----------
Investing activities - U.S. GAAP                    (462,022)  (1,118,910)      (19,654)
                                                  ===========  ===========   ===========


b) 637,499 common shares are held in escrow. Under the listing terms of the Canadian Venture Exchange, initial escrow shares were issued at $0.01 per share. Since the initial issue of escrow shares, the Company has undergone share rollbacks and escrow shares have been transferred from parties no longer associated with the Company. Information relating to the computation of appropriate compensation expense under U.S. GAAP is not readily available and has not been determined. Management feels the amount of such past compensation expense would not be material or relevant to these financial statements given the restructuring history of the Company since inception and initial issuance of the escrow shares. Escrow shares are subject to escrow until certain conditions have been met. Under U.S. GAAP, the release of the escrowed shares may be deemed to be a form of compensation, and the Company would recognize under U.S. GAAP compensation expense in an amount equal to the difference between the amount paid for the shares and the fair value of the shares on the date they became releasable from escrow. The amount of the compensation expense, if any, cannot be determined at this time.

c) The Company has elected to follow Accounting Principles Board No. 25 "Accounting for Stock Issued to Employees" (APB 25) in accounting for its employee stock options. The exercise price of the Company's options for common shares granted to employees is not less than the fair market value of the underlying stock on the date of grant. Accordingly, under APB 25 no compensation expense has been recognized.

  d) Under U.S. GAAP performance based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied. Accordingly, such shares are excluded from the computation of the weighted average of shares outstanding.


                             VANNESSA VENTURES LTD.
                        THREE MONTHS ENDED JUNE 30, 2002
                     SCHEDULE B: SUPPLEMENTARY INFORMATION

                             "AMENDED AND RESTATED"

1. Analysis of expenses and deferred costs:

  See attached analysis.

2. Related party transactions:

   See Financial Statements (Note 7).

3. Summary of securities issued and options granted during the year:

   a) Securities issued during the period:  see attached
   b) Options granted during the period were as follows:

      Exercise Date         Expiry Number     Optionee      Price      Date
      -------------------------------NIL-----------------------------------

4. Summary of securities as at the date of this report:

   a) See financial statements (Note 6)
   b) See financial statements (Note 6)
   c) See financial statements (Note 6)
   d) See financial statements (Note 6)

5. Names of the directors and officers as at the date of this report:

   d) List of directors:           List of Officers:

      George Chapel                Manfred Peschke, President
      Lorne Gordon                 George Chapel, Secretary
      Vern Hall
      Manfred Peschke
      Erich Rauguth

                             Vannessa Ventures Ltd
                     Schedule B: Supplementary Information
                     Analysis of deferred exploration costs
                   For the three months ended June 30, 2002
                      (Unaudited - prepared by management)

                              "AMENDED AND RESTATED"

                                                     June 30     Current            March 31
                                                     2002        expenditures       2002
                                                  ------------   ------------     -----------
     VENEZUELA
a)          La Fe
     Acquisition costs                           $  563,628      $         -      $   563,628
                                                  ------------   ------------     -----------
     Deferred exploration expenditures:
          Bonding costs                              18,042                            18,042
          Geological consulting                     165,497                           165,497
          Camp and security                         252,998           14,182          238,816
          Field office administration               218,327            7,661          210,666
          Project assembly                           13,864                            13,864
          Transportation                             13,407            1,632           11,775
          Travel                                     45,587                            45,587

                                                  ------------   ------------     -----------
                                                    727,722           23,475          704,247
          Less recoveries from samples              (58,433)                          (58,433)
                                                  ------------   ------------     -----------
                                                    669,289           23,475          645,814
                                                  ------------   ------------     -----------
                                                  1,232,917           23,475        1,209,442
                                                  ------------   ------------     -----------
b)          Yuruan
     Acquisition costs                              123,415                           123,415
                                                  ------------   ------------     -----------
     Deferred exploration expenditures:
          Consulting                                 45,467                            45,467
          Drilling and assays                       221,944           21,979          199,965
          Field office administration                66,913           10,108           56,805
          Supplies                                   59,259                            59,25
          Travel                                      2,294                             2,294
                                                  ------------   ------------     -----------
                                                    395,877           32,087          363,790
                                                  ------------   ------------     -----------
                                                    519,292           32,087          487,205
                                                  ------------   ------------     -----------
c)          Kilometre 88
     Acquisition costs                              215,208                           215,208
                                                  ------------   ------------     -----------
     Deferred exploration expenditures:
          Camp maintenance                            2,942            2,942                -
                                                  ------------   ------------     -----------
          Contractors                                67,504                            67,504
          Drilling and assays                       101,868                           101,868
          Field office administration               128,515           12,855          115,660
          Rentals                                    20,371            1,968           18,403
          Security                                   99,660            8,856           90,804
          Transportation                              7,249            7,249                -
          Wages                                     110,695                           110,695
                                                  ------------   ------------     -----------
                                                    538,804           33,870          504,934
                                                  ------------   ------------     -----------
                                                    754,012           33,870          720,142
                                                  ------------   ------------     -----------
     Total: La Fe / Yuruan / Kilometre 88         2,506,221           89,432        2,416,789
     Less: impairment                            (2,006,221)         (89,432)      (1,916,789)
                                                  ------------   ------------     -----------
                                                    500,000                -          500,000
                                                  ------------   ------------     -----------
d)          Las Cristinas
     Acquisition costs                               10,155                            10,155
                                                  ------------   ------------     -----------
          Total - Venezuela                    $    510,155        $       -      $   510,155
                                                  ------------   ------------     -----------

     BRAZIL

a)          Trombetas/Anaua/Santa Rosa
     Acquisition costs:                           1,255,073                         1,255,073
          Less: impairment                       (1,255,073)                       (1,255,073)
                                                  ------------   ------------     -----------
                                                          -                                 -
     Deferred exploration expenditures:
          Geological consulting                     357,433                           357,433
          Geophysics and geochem                    374,039                           374,039
          Field office administration               147,484                           147,484
          Fees and licences                          30,650                            30,650
          Project assembly                          217,710                           217,710
          Transportation                             15,485                            15,485
          Travel                                     15,902                            15,902
                                                  ------------   ------------     -----------
                                                  1,158,703                         1,158,703
          Less: impairment                       (1,158,703)                       (1,158,703)
                                                  ------------   ------------     -----------
                                                          -                                 -

                                                  ------------   ------------     -----------
                                                                                            -
b)          Parima
     Acquisition costs:                              40,657                            40,657
                                                  ------------   ------------     -----------
     Deferred exploration expenditures:
          Geophysics and geochem                      3,326                             3,326
          Field office administration                 8,406            2,827            5,579
          Reports and technical studies               1,861                             1,861
                                                  ------------   ------------     -----------
                                                     13,593            2,827           10,766
          Less: impairment                          (13,593)          (2,827)         (10,766)
                                                  ------------   ------------     -----------
                                                          -                -                -
                                                  ------------   ------------     -----------
                                                     40,657                -           40,657
                                                  ------------   ------------     -----------
          Total - Brazil                         $   40,657                -        $  40,657
                                                  ------------   ------------     -----------
     GUYANA
a)          Potaro district
          Maple Creek Mine Development
          Mine development                        1,260,301          230,210        1,030,091
          Machinery & equipment                   1,749,293                         1,749,293
          Mining plant                            1,026,319                         1,026,319
          Vehicles                                  104,036                           104,036
                                                  ------------   ------------     -----------
                                                  4,139,949          230,210        3,909,739
Less: contributed by joint venture partner       (2,999,304)                       (2,999,304)
                                                  ------------   ------------     -----------
                                                  1,140,645          230,210          910,435
                                                  ------------   ------------     -----------
          Potaro concessions
          Acquisition costs                          54,378                            54,378
                                                  ------------   ------------     -----------
          Deferred exploration expenditures:
               Amortization                          69,522                            69,522
               Camp and supplies                    518,453            9,259          509,194
               Geological consulting                175,275                           175,275
               Equipment rental                      13,587                            13,587
               Field work                         1,139,523                         1,139,523
               Filing fees, permits and licenses    157,256            1,832          155,424
               Exploration management               388,345           19,229          369,116
               Travel and accommodation              54,056                            54,056
               Royalties                              6,824                             6,824
               Freight and transportation            95,495           11,481           84,014
               Wages                                188,922            6,468          182,454
                                                  ------------   ------------     -----------
                                                  2,807,258           48,269        2,758,989
Less: recovery from sale of bulk samples           (117,596)                         (117,596)
                                                  ------------   ------------     -----------
                                                  2,689,662           48,269        2,641,393
          Inventory of bulk samples                  41,170                            41,170
                                                  ------------   ------------     -----------
                                                  2,730,832           48,269        2,682,563
                                                  ------------   ------------     -----------
                                                  2,785,210           48,269        2,736,941
                                                  ------------   ------------     -----------
b)     Marudi Mountain
Acquisition costs                                  84,000                  -           84,000
                                                  ------------   ------------     -----------
     Deferred exploration
          Exploration management                   94,350              8,810           85,540
          Camp and supplies                         8,836              8,836                -
          Field offce administration                8,888              8,888                -
          Field work                              248,198                             248,198
          License fees                            108,888                             108,888
          Road clearing                            29,018             29,018                -
          Vehicle and transportation                1,011              1,011                -
                                                  499,189             56,563          442,626
Less: conributed by joint venture partner        (120,840)          (120,840)               -
                                                  ------------   ------------     -----------
                                                  378,349            (64,277)         442,626
                                                  ------------   ------------     -----------
                                                  462,349            (64,277)         526,626
                                                  ------------   ------------     -----------
c)          Reconnaissance area
     Acquisition costs                            218,557                  -          218,557
                                                  ------------   ------------     -----------
     Deferred exploration costs
          Exploration management                   90,390              4,850           85,540
          Permits and filing fees                 235,864                718          235,146
          Surveying                                51,518                              51,518
                                                  ------------   ------------     -----------
                                                  377,772              5,568          372,204
                                                  ------------   ------------     -----------
                                                  596,329              5,568          590,761
                                                  ------------   ------------     -----------
          Total - Guyana                      $ 4,984,533        $   219,770      $ 4,764,763
                                              ================   ============     ===========
     COSTA RICA

          Industrias Infinito

     Acquisition costs                          $ 1,919,322          182,900      $ 1,736,422
                                                  ------------   ------------     -----------
     Deferred exploration costs
          Amortization                              180,824                           180,824
          Geological consulting                     572,506                           572,506
          Contractors                                94,234                            94,234
          Environmental mining plan license          79,469           79,469                -
          Equipment rental                           47,265                            47,265
          Camp and supplies                         254,429           12,307          242,122
          Field office administration               187,301           39,495          147,806
          Equipment and camp maintenance             31,176            3,647           27,529
          Property option payment                    13,750           13,750                -
          Travel and accomodation                    26,441                            26,441
          Taxes                                      57,427                            57,427
          Telephone                                  27,635                            27,635
          Transportation and freight                 92,254            6,951           85,303
          Wages                                     369,762           47,051          322,711
                                                  ------------   ------------     -----------
                                                  2,034,473          202,670        1,831,803
                                                  ------------   ------------     -----------
                                                  3,953,795          385,570        3,568,225
                                                  ------------   ------------     -----------
          Cutris, Alajuela
          Acquisition cost                           43,731                -           43,731
                                                  ------------   ------------     -----------
          Total - Costa Rica                    $ 3,997,526      $   385,570     $  3,611,956
                                                  ------------   ------------     -----------
     TOTAL MINERAL INTERESTS                    $ 9,532,871      $   605,340     $  8,927,531
                                                ===============  ============    ============



                             Vannessa Ventures Ltd
                     Schedule B: Supplementary Information
                     Summary of Mineral Property Interests
                    For the three months ended June 30, 2002
                      (Unaudited - Prepared by management)

                             "AMENDED AND RESTATED"

5.     MINERAL PROPERTY INTERESTS

     The Company has capitalized the following amounts in relation to its mineral property interests:

                                                                                         March 31
                                                      June 30, 2002                        2002
                                                            $                               $
                                            ---------------------------------------      --------
                                             Acquisition     Exploration     Total        Total
                                             costs           expenditures
                                            ---------------------------------------      --------
     a)     Brazil
          i)     Trombetas /Santa Rosa      1,255,073        1,158,703     2,413,776    2,413,776
          ii)     Parima                       40,657           13,593        54,250       51,423
                                            ----------------------------------------      --------
                                            1,295,730        1,172,296     2,468,026    2,465,199
          Less: impairment                 (1,255,073)      (1,172,296)   (2,427,369)  (2,424,542)
                                            ---------------------------------------      --------
                                               40,657                -        40,657       40,657
                                            ---------------------------------------      --------
     b)     Costa Rica
          i)     Industrias Infinito        1,919,322        2,034,473     3,953,795    3,568,225

          ii)     Citris, Alajuela             43,731                -        43,731       43,731

                                            1,963,053        2,034,473     3,997,526    3,611,956
                                            ---------------------------------------      --------
     c)     Guyana
          i)     Maple Creek Mine
               Development                  4,139,949                -     4,139,949     3,909,739

               Less: contributed by
               joint venture partner       (2,999,304)               -   (2,999,304)    (2,999,304)
                                            ---------------------------------------      --------
                                            1,140,645                -    1,140,645        910,435
                                            ---------------------------------------      --------
ii)     Potaro concessions                     54,378        2,730,832    2,785,210      2,736,941
                                            ---------------------------------------      --------
          iii)     Marudi Mountain             84,000          499,189      583,189        526,626

               Less: contributed by
               joint venture partner                -         (120,840)    (120,840)             -
                                            ---------------------------------------      --------
                                               84,000          378,349      462,349        526,626
                                            ---------------------------------------      --------
          iv)     Reconnaissance area         218,557          377,772      596,329        590,761
                                            ---------------------------------------      --------
                                            1,497,580        3,486,953    4,984,533      4,764,763
                                            ---------------------------------------      --------
     d)     Venezuela
          i)     La Fe                        563,628          669,289    1,232,917      1,209,442
          ii)     Yuruan                      123,415          395,877      519,292        487,205
          iii)     Kilometre 88               215,208          538,804      754,012        720,142
                                            ---------------------------------------      --------
                                              902,251     1,603,970       2,506,221      2,416,789
          Less: impairment                   (402,251)   (1,603,970)     (2,006,221)    (1,916,789)
                                            ---------------------------------------      --------
                                              500,000             -         500,000        500,000
          iv)     Las Cristinas                10,155             -          10,155         10,155
                                              510,155             -         510,155        510,155
                                            4,011,445     5,521,426       9,532,871      8,927,531
                                            =======================================      =========

                             Vannessa Ventures Ltd.
                     Schedule B - Supplementary Information
                          Summary of securities issued
                        Three months ended June 30, 2002

                             "AMENDED AND RESTATED"

                              Date of       Shares        Price     Proceeds         Issued for
                              issue         #             $          $            Cash     Non-cash
                              -------      ----------     -----    ----------    ------   ----------
     Balance - March 31, 2002              47,643,853              27,504,745

Non-brokered private placement:
          Common shares        12-Jun         300,000      2.00       600,000    600,000

     Stock options:
          Common shares        17-Apr          10,000      0.95         9,500      9,500
          Common shares        23-Apr          10,000      0.96         9,600      9,600
          Common shares         5-May          10,000      0.96         9,600      9,600
          Common shares        16-May          20,000      0.95        19,000     19,000
          Common shares        17-May          50,000      0.95        47,500     47,500
          Common shares        17-May         150,000      0.98       147,000    147,000
          Common shares        17-May          50,000      0.95        47,500     47,500
          Common shares        17-May          50,000      0.96        48,000     48,000
          Common shares        23-May          10,000      0.96         9,600      9,600
          Common shares        23-May          10,000      0.95         9,500      9,500
          Common shares        24-May          80,000      0.96        76,800     76,800
          Common shares        29-May          10,000      0.95         9,500      9,500
          Common shares         5-Jun          15,000      0.95        14,250     14,250
          Common shares         5-Jun           7,500      0.96         7,200      7,200
          Common shares        18-Jun          20,000      0.96        19,200     19,200
          Common shares        28-Jun           5,000      0.95         4,750      4,750
                              -------      ----------     -----    ----------    ------   ----------
                                              507,500                 488,500    488,500
                              -------      ----------     -----    ----------    ------   ----------
Balance - June 30, 2002                    48,451,353              28,593,245  1,088,500
                              =======      ==========     =====    ==========  =========  ==========

                             VANNESSA VENTURES LTD.
                                  SCHEDULE "C"
                    INTERIM MANAGEMENT DISCUSSION & ANALYSIS
                    FOR THE THREE MONTHS ENDED JUNE 30, 2002

                             "AMENDED AND RESTATED"

This interim Management's Discussion and Analysis ("MD&A") updates the annual 2001 MD&A in terms of any significant changes in Vannessa's business and analyses the results of operations for the three months ended June 30, 2002. All monetary amounts are in CDN dollars, except where otherwise indicated.

                                OPERATIONS REVIEW

Maple Creek Mine, Guyana
------------------------
During the quarter ended June 30, 2002, Vannessa announced that the construction of its 60%-owned Maple Creek mine and all associated infrastructure was completed with the exception of the settling ponds needed to settle the effluent and to provide water to the plant for processing.

Subsequent to the end of the quarter, on July 29, 2002, the company announced that it has received final environmental approval for the Maple Creek alluvial diamond mine. The construction of the settling ponds was also completed.

Actual processing of material will not be taken place until substantial over burden has been removed and drainage systems are in place.

Marudi Mountain, Guyana
-----------------------
At Marudi mountain, Vannessa is upgrading the roads leading to the project site so heavy equipment can be transported there more easily. The company's objective is to develop the saprolite potential while at the same time further explore the hard-rock potential. Bulk testing cannot begin until the road upgrade (including bridges) has been completed. Current estimates for completion are December 31, 2002.

Ongoing infrastructural development of the region by the Government of Guyana is making the operational economics of the project more attractive.

Cerro Crucitas, Costa Rica
--------------------------
In late May the Ministry of Environment and Energy, under newly elected leadership, put before the Legislative Assembly a proposed legislation to prohibit large open-pit mining projects in conjunction with an Executive Decree issued by the President putting a moratorium on open-pit mining.

Both the proposed legislation and the presidential decree refer to new exploration and exploitation projects, are not retroactive and do not affect existing rights. These rights have been re-confirmed in a Supreme Court decision in October 2002.

Even though the Cerro Crucitas project will not be affected by the Decree and the proposed legislation if and when it becomes law, Vannessa is taking concrete, expanded steps to address the key government concerns, namely the use of cyanide and the protection of the country's forests. The final mining plan and environmental licence is still under review and is expected to be completed by December 2002.

Subsequent to the end of the quarter, Vannessa held a forum aimed at addressing issues related to the environmental permitting process for the Crucitas gold project. Representatives of Inco Technical Services Ltd., a leading provider of the INCO SO2/AIR Cyanide Destruction Technology were present at the forum to explain how this technology will be incorporated into the mine and minimize the use of cyanide. The INCO SO2/AIR Cyanide Destruction Technology has been in use at over 80 mine sites around the world and meets all local and international environmental standards.

The President has vowed to continue free market reforms, overcome poverty and create "at least 40,000 jobs a year."

Vannessa is confident it can work with the government to safeguard and enhance the environment as well as create jobs and tax revenues for the country once Cerro Crucitas is in operation.

Las Cristinas, Venezuela
------------------------
During the quarter ended June 30, 2002, MINCA, Vannessa's 95%- owned subsidiary, filed legal action with the Supreme Court against the Ministry of Mines (MEM) to reverse the latter's decision to cancel MINCA's copper and gold concession rights.

An annulment request was also filed against the Presidential Decree declaring the Las Cristinas areas a "National Reserve."

MINCA has also filed a request for arbitration with the state- owned Corporacion Venezolana de Guayana (CVG). The Supreme Court of Venezuela has accepted the request and is expected to give instructions regarding the arbitration process that will take place.

Vannessa has also formally initiated the process of international arbitration against the State of Venezuela as permitted by the Foreign Investment Protection Agreement (FIPA) signed by Venezuela and Canada.

The actions listed above are positive steps taken by the company to assert its legal rights over Las Cristinas. Vannessa continues to use all available resources within its disposal to protect its rights to the Las Cristinas deposit.

                          EARNINGS (LOSS) AND CASH FLOW

Vannessa's loss for the first quarter 2002, in accordance with generally accepted accounting principles, were $1,157,547, or $0.02 per share. This compares with loss of $ $337, 228 or $0.01 per share for the corresponding period last year.

                                  CASH POSITION

Vannessa's cash position decreased from $1,422,545 at March 31, 2002 to $374,521 at June 30, 2002.

                                    FINANCING

During the quarter, Vannessa entered into a joint venture agreement with a private company, Jamshidi & Associates, to explore, develop and mine the near surface gold resources at Marudi Mountain in southern Guyana. Under the terms of the agreement, an operating company will be formed and run by the joint venture partners. Jamshidi & Associates will invest $1.2 million in return for a 45% interest in the joint venture company and a three (3) per cent equity interest in Romanex, Vannessa's 100%-owned subsidiary.

On May 16, 2002, Vannessa announced that it had concluded negotiations for a non-brokered private placement of 300,000 units of the company at a price of $2.00 per unit, each unit consisting of one common share and one warrant, each warrant entitling the holder to purchase one additional share of the company at a price of $2.00 per share for a period of 24 months.

On May 23, 2002, Vannessa announced that the company has concluded negotiations for a $5.3 million private placement involving the sale of two (2) million units at a price of $2.65 per unit. This private placement was subsequently renegotiated due to the adverse effect on the share price caused by proposed changes to the mining law in Costa Rica.

The new total was $1.42 million involving the sale of two (2) million units at a price of $0.71 per unit, each unit consisting of one common share and one warrant, each warrant entitling the holder to purchase one additional share of the company at a price of $0.71 per share for a period of 24 months.

Net proceeds from the private placements will be used for development expenditures relating to its projects in Costa Rica and Venezuela and for working capital.

                                     EXPENSES

In Costa Rica the company had expenditures of $385,569 during the first quarter of 2002/2003. $155,000 was paid as part of the acquisition cost of the Crucitas Project, as well as $27,900 in interest on the outstanding balance. $202,669 was spend on camp maintenance and on security ($40,312,) field office (61,941) forest inventory study ($23,985), Public Relations ($28,956) Environmental Study ($47,475).

In Guyana $230,210 was spend on infrastructure work for the Maple Creek Mine ($43,688) Mine labor cost ($104,511), repair and maintain equipment ($36,850). Rental and Office expense ($20,580), salaries and labor cost of field offices ($9,780), Marudi Mountain access road ($9,173), Marudi camp expense ($5,628).

In Venezuela the Las Cristinas Project incurred $381,840 in expenses. $156,400 were legal expenses, $42,200 public relations expenses and $183,240 general administration such as Management Fees, in-house legal advisors, office rent and expenses.

                            RELATED PARTY TRANSACTIONS

Related party transactions totaled $82,474 of which $28,000 was for payment of the services of the President, $23,400 for the Operations Manager, $7,488 for Accommodation, $11,232 for travel and $12,354 for Project Administration in South America.

                                INVESTOR RELATIONS

The investor relations work started during the previous fiscal year, was continued during the current quarter with the balance of the investor relations contract paid to Monaco Capital and Communications ($104,670) and Vencap Consulting a. o. ($67,800), expenses for production/printing of I.R. material ($177,769), mailing/distribution ($154,000) travel (15,758) and news wire services ($5,459).

All investor relations contracts expired in July 2002 and were not renewed.

                         EXPLORATION AND MINE DEVELOPMENT

Total exploration and mine development expenditures for the company were $837,153 in the first quarter, compared with $ 1,559,327 in the corresponding period last year. The efforts in the first quarter were focused on asserting Vannessa's legal ownership over Las Cristinas, increasing public awareness of the benefits associated with the commercial development of Cerro Crucitas and facilitating road access to Marudi Mountain.

                         LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2002, Vannessa's cash position decreased from $1,422,545 at March 31, 2002, to $374,521 at the end of the first quarter 2002. The company had negative working capital of $428,694.

Subsequent to the end of the quarter, the company closed financings of $1,420,000 and $1,530,000 for additional working capital of $2,950,000. The details are:

Private         Date of issue    # Shares           Price $     Proceeds $
Placements      -------------    ---------------    -------     ----------

Common          Aug. 22, 2002    1,700,000 Units     0.90       1,530,000
Shares

Common          Aug. 28, 2002    2,000,000 Units     0.71       1,420,000
Shares
-------------------------------------------------------------------------------

Each unit entitles the holder to purchase one additional share at the price of $1.06 and $0.89 respectively for a 24 months period.

Vannessa retains enough cash reserves to meet its expected operating needs, to finance capital expenditure and to fund exploration activities.

                                 OUTLOOK FOR 2002

The outlook for 2002 is in line with what is described in 2001 MD&A. The expected earnings and cash flows from Maple Creek alluvial diamond mine should help reduce the deficit.

The Crucitas Environmental Impact Study submitted by Vannessa to the Costa Rican government in February is expected to be approved by year-end. Vannessa is confident it can work closely with the Costa Rican government to safeguard the country's environment as well as to mitigate any environmental impact that may arise in the normal course of mining.

Vannessa is optimistic about the long-term prospects for the price of gold and believes that the Crucitas project represents a cornerstone of growth for the company.

With regard to Las Cristinas, Vannessa does not expect any judicial pronouncement regarding the company's interest in Venezuela in the short term. Members of the Supreme Court are on vacation until September 15th. The National Assembly is also in recess. There's a backlog of cases awaiting the Supreme Court's decisions.

                                SUBSEQUENT EVENTS

Subsequent to June 30, 2002 Crystallex signed a contract with the CVG to develop the Las Cristinas property. This signing has no impact on the company's legal actions referred to in these discussions, since the pending court actions will decide the rights to the project and validity of the signing of the contract by the CVG.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


      VANNESSA VENTURES LTD.


       Manfred Peschke

  By:  Manfred Peschke
       ------------------
       President & C.E.O.

Date:  October 31, 2002

                           CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
                            AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the amended Quarterly Report of Vannessa Ventures, Ltd. (the "Company") on Form 6K/A for the period ended June 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

By:  Manfred Peschke                               Date:  October 31, 2002
     -----------------------
     Manfred Peschke
     President and Chief Executive Officer



                           CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
                            AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Vannessa Ventures, Ltd. (the "Company") on Form 6-K/A for the period ended June 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

By:  Manfred Peschke                               Date:  October 31, 2002
     -----------------------
     Manfred Peschke
     President and Chief Executive Officer

                                 CERTIFICATION
                            PURSUANT TO SECTION 302

I, Manfred Peschke, certify that:

1. I have reviewed this quarterly report on Form 6-K/A of Vannessa Ventures, Ltd.

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


By:  Manfred Peschke                               Date:  October 31, 2002
     -----------------------
     Manfred Peschke
     President and Chief Executive Officer